SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

211 NW RIVERSIDE DRIVE

EVANSVILLE, IN 47708

May 15, 2023

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Jason Weidberg and Arthur Sandel

RE:	Southern Indiana Gas and Electric Company
SIGECO Securitization I, LLC
Registration Statement on Form SF-1
Filed March 24, 2023
File Nos. 333-270851 and 333-270851-01

Ladies and Gentlemen:

On behalf of Southern Indiana Gas and Electric Company (“SIGECO”) and SIGECO Securitization I, LLC (the “Issuing Entity” and, together with SIGECO, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 1 reflects the Registrants’ responses to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 18, 2023, and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on March 24, 2023.

Set forth below are the Registrants’ responses to the Staff’s comment. The Registrants’ response below is preceded by the Staff’s comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form SF-1

Part II – Information not Required in Prospectus

Item 14. Exhibits, page II-3

1.

Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

RESPONSE: The Registrants have filed the remaining exhibits as exhibits to Amendment No. 1.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours, Southern Indiana Gas and Electric Company

/s/ Jason P. Wells
Jason P. Wells
President and Director

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Monica Karuturi, CenterPoint Energy, Inc.